UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On October 17, 2019, the registrant’s majority-owned subsidiary Changyou.com Limited (NASDAQ: CYOU) (“Changyou”) issued a press release announcing that the board of directors of Changyou (the “Changyou Board”) has formed a special committee (the “Changyou Special Committee”) to review and evaluate a previously-announced non-binding proposal that the Changyou Board received on September 9, 2019 from the registrant to acquire all of the outstanding Class A ordinary shares of Changyou, including Class A ordinary shares represented by American depositary shares of Changyou (“Changyou ADSs”), each representing two Changyou Class A ordinary shares, that are not already owned by the registrant for a purchase price of $5.00 per Changyou Class A ordinary share, or $10.00 per Changyou ADS, in cash (the “Proposal”), and that the Changyou Special Committee has retained Houlihan Lokey (China) Limited as its financial advisor and Skadden, Arps, Slate, Meagher & Flom as its United States legal counsel in connection with its review and evaluation of the Proposal. A copy of the press release issued by Changyou regarding the foregoing is submitted herewith as Exhibit 99.1 and is incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K may contain forward-looking statements. Statements that are not historical facts, including statements about the registrant’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. The registrant cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. There can be no assurance that the registrant will make any definitive offer to Changyou, that any definitive agreement relating to the Proposal will be entered into between the registrant and Changyou, or that a transaction based on the Proposal or any other similar transaction will be approved or consummated.

Exhibits.

99.1	Press Release: “Changyou.com Announces Formation of Independent Special Committee to Review Preliminary Non-Binding Proposal to Acquire the Company”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sohu.com Limited

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer

Date: October 18, 2019